[redacted]

10027212

SECURITIES AND [illegible] ION
Washington, D. C 20549

SEC Mail Processing Section
FEB 24 2010
Washington, DC
122

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67948

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-Jan-09 AND ENDING 31-Dec-09

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Pharus Securities, LLC** 10-015541-c5

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

551 Fifth Avenue- Suite 1125
(No. and Street)

New York	**NY**	**10176**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth Harrell **212-904-0101**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Kenneth Harrell**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Pharus Securities, LLC**, as of **December 31, 2009**, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

02/23/10

MERLENE BHAJAN
Notary Public, State of New York
No. 01BH6174924
Qualified in New York County
Commission Expires Oct. 01, 2011

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Members,
Pharus Securities, LLC

We have audited the accompanying balance sheet of Pharus Securities, LLC as of December 31, 2009 and December 31, 2008 and the related statement of operations and changes in members' equity, and cash flows for the year and ten months then ended, respectively. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pharus Securities, LLC as of December 31, 2009 and December 31, 2008 and the related statement of operations and changes in members' equity, and cash flows for the year and ten months then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

Donahue Associates, LLC

Monmouth Beach, New Jersey
February 8, 2010

Pharus Securities, LLC
Balance Sheet
As of December 31, 2009 and December 31, 2008

ASSETS	**2009**	**2008**
Current assets:		
Cash & cash equivalents	$27,415	$21,832
Accounts receivable	24,937	0
Prepaid expenses	5,513	0
Total Current Assets	$57,865	$21,832
Other asset:		
Receivable from related party	70,000	0
Total Assets	$127,865	$21,832
LIABILITIES & MEMBERS' EQUITY		
Current liabilities:		
Accounts payable & accrued expenses	$6,253	$1,800
Total Current Liabilities	$6,253	$1,800
Members' Equity:		
Common units	$45,000	$45,000
Retained earnings	76,612	(24,968)
Members' equity	121,612	20,032
Total Liabilities & Members' Equity	$127,865	$21,832

Please see the notes to the financial statements.

Pharus Securities, LLC
Statement of Operations
For the Year and Ten Months Ended December 31, 2009 and December 31, 2008

	2009	2008
Retainer income	$193,000	$0
General and administrative expenses:		
Business development	$10,867	$75
Client expenses	9,541	0
Professional fees	52,688	22,248
General administration	18,324	2,645
Total general and administrative expenses	91,420	24,968
Net income (loss) before income tax provision	$101,580	($24,968)
Provision for income taxes	0	0
Net income (loss)	$101,580	($24,968)

Please see the notes to the financial statements.

Pharus Securities, LLC
Statement of Cash Flows
For the Year and Ten Months Ended December 31, 2009 and December 31, 2008

	2009	2008
Operating activities:		
Net income (loss)	$101,580	($24,968)
Changes in other operating assets and liabilities:		
Accounts receivable	(24,937)	0
Prepaid expenses	(5,513)	0
Accounts payable & accrued expenses	4,453	1,800
Net cash provided by operations	$75,583	($23,168)
Financing activities:		
Receivable from related party	($70,000)	$0
Issuance of common units	0	45,000
Net cash used by financing activities	($70,000)	$45,000
Net increase in cash during the fiscal year	$5,583	$21,832
Cash at January 1, 2009 and March 12, 2008	21,832	0
Cash at December 31, 2009 and December 31, 2008	$27,415	$21,832
Supplemental disclosures of cash flow information:		
Interest paid during the fiscal year	$0	$0
Income taxes paid during the fiscal year	$0	$0

Please see the notes to the financial statements.

Pharus Securities, LLC
Statement of Changes in Members' Equity
From Inception, March 12, 2008 to December 31, 2009

	Common Units	Retained Earnings	Members' Equity
Balance at inception, March 2008	$0	$0	$0
Issuance of common units	45,000		45,000
Net loss for the period		(24,968)	(24,968)
Balance at December 31, 2008	$45,000	($24,968)	$20,032
Net income for the fiscal year		101,580	101,580
Balance at December 31, 2009	$45,000	$76,612	$121,612

Please see the notes to the financial statements.

Pharus Securities, LLC
Notes to the Financial Statements
From Inception, March 12, 2008 to December 31, 2009

1. Organization

Pharus Securities, LLC (the Company) is a privately held limited liability company formed in Delaware in 2007 for the purpose of conducting business, beginning in 2008, as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Retainer Income- Retainer revenues and related fees are recorded when they become due and are earned and the Company is reasonably assured of their collection.

Cash and cash equivalents- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company is a single member LLC and all profits and losses of the Company are filed on the consolidated tax return of the sole member. Accordingly, the Company's taxable income is reported by the individual member and therefore, no provision for federal income taxes has been included in these financial statements.

Recent Accounting Pronouncements-

Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820" and formerly referred to as FAS-157), establishes a framework for measuring fair value in GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. ASC 820 is effective for fiscal years beginning after November 15, 2007. ASC 820-10-65, *Transition and Open Effective Date Information*, deferred the effective date of ASC 820, for non-financial assets and liabilities that are not on a recurring basis recognized or disclosed at fair value in the financial statements, to fiscal years, and interim periods, beginning after November 15, 2008. The Company has adopted the guidance within ASC 820 for non-financial assets and liabilities measured at fair value on a nonrecurring basis at January 1, 2009 and will continue to apply its provisions prospectively from January 1, 2009. The application of ASC 820 for non-financial assets and liabilities did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 810, *Consolidation* ("ASC 810"), ASC 810-10-65, *Transition and Open Effective Date Information* ("ASC 810-10-65" and formerly referred to as FAS-160) establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated financial statements. ASC 810-10-65 is effective for fiscal years beginning after December 15, 2008. The application of ASC 810-10-65 did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 815, *Derivatives and Hedging* ("ASC 815"), ASC 815-10-65, *Transition and Open Effective Date Information* ("ASC 815-10-65"and formerly referred to as FAS-161) includes a requirement for enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. ASC 815 is effective prospectively for fiscal years beginning after November 15, 2008. The application of ASC 815 did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 855, *Subsequent Events* ("ASC 855" and formerly referred to as FAS-165), modified the subsequent event guidance. The three modifications to the subsequent events guidance are: 1) To name the two types of subsequent events either as recognized or non-recognized subsequent events, 2) To modify the definition of subsequent events to refer to events or transactions that occur after the balance sheet date, but before the financial statement are issued or available to be issued and 3) To require entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date, i.e. whether that date represents the date the financial statements were issued or were available to be issued. The adoption of *FASB ASC 855*, did not have a material affect on the Company's financial position.

3. Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, prepaid expenses, receivable from related party and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2009 and December 31, 2008.

4. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2009 through the date of this report and found no material subsequent events occurring during this period.

5. Capital Contribution

During the ten months ended December 31, 2008, the sole member contributed $45,000 to the Company for use in its operations.

6. Related Party Transactions

The Company has entered into an agreement to share various administrative expenses with a company related to the Company through common ownership. Under the terms of the agreement, the Company is obliged to pay the related party for administrative costs as defined by the agreement.

In addition, the Company has entered into an agreement to provide loans to the company related to the Company through common ownership. At December 31, 2009, the Company had $70,000 loan receivable and $2,966 in payables for expenses from/to the related party. The loan and receivable is unsecured and payable upon demand and bears no interest.

7. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:	
Members' equity	$121,612
DEBITS:	
Non-allowable assets:	
Accounts receivable	(24,937)
Prepaid expenses	(5,513)
Receivable from related party	(70,000)
NET CAPITAL	$21,162
Less haircuts on securities	0
ADJUSTED NET CAPITAL	$21,162
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$16,162
AGGREGATE INDEBTEDNESS:	$6,253
AGGREGATE INDEBTEDNESS TO NET CAPITAL	29.55%
Excess net capital previously reported	$16,162
Less adjustments	0
Excess net capital per audited report	$16,162

The above computation of net capital under rule 15c3-1 does not differ materially from the computation as of December 31, 2009, included in the Company's unaudited Form X-17A-5, Part IIA.

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

The Members
Pharus Securities, LLC

In planning and performing our audit of the financial statements of Pharus Securities, LLC for the year and the ten months ended December 31, 2009 and December 31, 2008, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt of securities and cash until promptly remitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of December 31, 2009 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2009, and no facts came to our attention to indicate such conditions had not been complied with during the year, except as follows. During fourteen days in fiscal 2009, the Company was under capitalized as result of classifying certain receivables from the related party as allowable assets when it should have been classified as non allowable assets. The error was immediately corrected and the Company notified the FINRA of the error and no further action was taken.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we assessed the Company's revenues for the fiscal years and determined that no report on the Assessments and Payments to the Securities Investor Protection Corporation is required.

Donohue Associates, LLC
Monmouth Beach, N.J.
February 8, 2010